FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 27 April, 2022

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __     No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 April, 2022

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

CONSOLIDATED CONDENSED

INTERIM FINANCIAL STATEMENTS

For the three-month period

ended March 31, 2022

TENARIS S.A. 26, Boulevard Royal - 4th Floor L-2449 - Luxembourg R.C.S. Luxembourg: B 85203

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

		Three-month period ended March 31,
	Notes	2022	2021
		(Unaudited)
Net sales	3	2,367,041	1,181,789
Cost of sales	4	(1,521,942)	(882,999)
Gross profit		845,099	298,790
Selling, general and administrative expenses	5	(364,922)	(255,026)
Other operating income (expense), net		4,077	7,827
Operating income		484,254	51,591
Finance Income	6	8,825	5,698
Finance Cost	6	(1,835)	(4,675)
Other financial results	6	(8,108)	10,754
Income before equity in earnings of non-consolidated companies and income tax		483,136	63,368
Equity in earnings of non-consolidated companies	14	87,604	79,141
Income before income tax		570,740	142,509
Income tax		(67,307)	(41,744)
Income for the period		503,433	100,765

Attributable to:
Shareholders' equity		502,774	106,346
Non-controlling interests		659	(5,581)
		503,433	100,765
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		0.43	0.09
Basic and diluted earnings per ADS (U.S. dollars per ADS) (1)		0.85	0.18

(1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
Income for the period	503,433	100,765
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	28,085	(60,506)
Change in value of cash flow hedges and instruments at fair value	(12,237)	(2,354)
From participation in non-consolidated companies:
- Currency translation adjustment	30,861	(10,846)
- Changes in the fair value of derivatives held as cash flow hedges and others	(1,576)	(1,148)
Income tax relating to components of other comprehensive income	-	(2,943)
	45,133	(77,797)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(326)	188
Income tax on items that will not be reclassified	-	(682)
Remeasurements of post employment benefit obligations of non-consolidated companies	(26)	(372)
	(352)	(866)
Other comprehensive income (loss) for the period, net of tax	44,781	(78,663)
Total comprehensive income for the period	548,214	22,102
Attributable to:
Shareholders' equity	547,543	25,124
Non-controlling interests	671	(3,022)
	548,214	22,102

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

		At March 31, 2022		At December 31, 2021
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	5,771,759		5,824,801
Intangible assets, net	9	1,365,335		1,372,176
Right-of-use assets, net	10	119,655		108,738
Investments in non-consolidated companies	14	1,500,637		1,383,774
Other investments	11	241,294		320,254
Derivative financial instruments NCA	12	5,755		7,080
Deferred tax assets		259,709		245,547
Receivables, net		232,833	9,496,977	205,888	9,468,258
Current assets
Inventories, net		3,032,127		2,672,593
Receivables and prepayments, net		125,643		96,276
Current tax assets		219,702		193,021
Trade receivables, net		1,718,058		1,299,072
Derivative financial instruments CA	12	12,088		4,235
Other investments	11	354,104		397,849
Cash and cash equivalents	11	315,399	5,777,121	318,127	4,981,173
Total assets			15,274,098		14,449,431
EQUITY
Shareholders' equity			12,508,121		11,960,578
Non-controlling interests			145,795		145,124
Total equity			12,653,916		12,105,702
LIABILITIES
Non-current liabilities
Borrowings		7,905		111,432
Lease liabilities	10	88,991		82,694
Deferred tax liabilities		261,310		274,721
Other liabilities		227,806		231,681
Provisions		91,254	677,266	83,556	784,084
Current liabilities
Borrowings		340,121		219,501
Lease liabilities	10	34,885		34,591
Derivative financial instruments CL	12	18,520		11,328
Current tax liabilities		171,425		143,486
Other liabilities		266,416		203,725
Provisions		8,512		9,322
Customer advances		96,905		92,436
Trade payables		1,006,132	1,942,916	845,256	1,559,645
Total liabilities			2,620,182		2,343,729
Total equity and liabilities			15,274,098		14,449,431

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702
Income for the period	-	-	-	-	-	502,774	502,774	659	503,433
Currency translation adjustment	-	-	-	28,149	-	-	28,149	(64)	28,085
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(356)	-	(356)	30	(326)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(12,283)	-	(12,283)	46	(12,237)
From other comprehensive income of non-consolidated companies	-	-	-	30,861	(1,602)	-	29,259	-	29,259
Other comprehensive income (loss) for the period	-	-	-	59,010	(14,241)	-	44,769	12	44,781
Total comprehensive income (loss) for the period	-	-	-	59,010	(14,241)	502,774	547,543	671	548,214
Balance at March 31, 2022	1,180,537	118,054	609,733	(992,123)	(350,441)	11,942,361	12,508,121	145,795	12,653,916

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473
Income (loss) for the period	-	-	-	-	-	106,346	106,346	(5,581)	100,765
Currency translation adjustment	-	-	-	(60,316)	-	-	(60,316)	(190)	(60,506)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(494)	-	(494)	-	(494)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(8,046)	-	(8,046)	2,749	(5,297)
From other comprehensive income of non-consolidated companies	-	-	-	(10,846)	(1,520)	-	(12,366)	-	(12,366)
Other comprehensive (loss) income for the period	-	-	-	(71,162)	(10,060)	-	(81,222)	2,559	(78,663)
Total comprehensive income (loss) for the period	-	-	-	(71,162)	(10,060)	106,346	25,124	(3,022)	22,102
Changes in non-controlling interests (4)	-	-	-	-	-	-	-	1,568	1,568
Balance at March 31, 2021	1,180,537	118,054	609,733	(1,029,536)	(355,277)	10,764,501	11,288,012	182,131	11,470,143

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2022 and 2021 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 15.

(4) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Three-month period ended March 31,
	Notes	2022	2021
		(Unaudited)
Cash flows from operating activities
Income for the period		503,433	100,765
Adjustments for:
Depreciation and amortization	8, 9 & 10	143,076	144,469
Income tax accruals less payments		6,915	12,091
Equity in earnings of non-consolidated companies	14	(87,604)	(79,141)
Interest accruals less payments, net		(1,300)	(46)
Changes in provisions		6,888	4,036
Changes in working capital		(608,628)	(83,326)
Currency translation adjustment and others		10,616	(28,354)
Net cash (used in) provided by operating activities		(26,604)	70,494

Cash flows from investing activities
Capital expenditures	8 & 9	(66,934)	(45,291)
Changes in advance to suppliers of property, plant and equipment		(18,565)	(3,104)
Proceeds from disposal of property, plant and equipment and intangible assets		4,819	4,923
Changes in investments in securities		109,236	176,932
Net cash provided by investing activities		28,556	133,460

Cash flows from financing activities
Payments of lease liabilities		(15,678)	(15,900)
Proceeds from borrowings		268,143	94,605
Repayments of borrowings		(256,144)	(168,271)
Net cash (used in) financing activities		(3,679)	(89,566)

(Decrease) increase in cash and cash equivalents		(1,727)	114,388

Movement in cash and cash equivalents
At the beginning of the period		318,067	584,583
Effect of exchange rate changes		(2,021)	(3,844)
(Decrease) increase in cash and cash equivalents		(1,727)	114,388
At March 31,		314,319	695,127

		At March 31,
Cash and cash equivalents		2022	2021
Cash and bank deposits		315,399	695,245
Bank overdrafts		(1,080)	(118)
		314,319	695,127

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2021.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Right-of-use assets, net and lease liabilities
11	Cash and cash equivalents and other investments
12	Derivative financial instruments
13	Category of financial instruments and classification within the fair value hierarchy
14	Investments in non-consolidated companies
15	Contingencies, commitments and restrictions to the distribution of profits
16	Cancellation of title deed in Saudi Steel Pipe Company
17	Foreign exchange control measures in Argentina
18	Related party transactions
19	Nationalization of Venezuelan Subsidiaries
20	The Russia-Ukraine armed conflict and its impact on Tenaris’s operations

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 32 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on April 27, 2022.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2021. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of goodwill and long-lived assets; income taxes; obsolescence of inventory; loss contingencies; allowance for trade receivables; post-employment benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets, fair value estimation of certain financial instruments and property title ownership restriction. During the period there were no material changes in the significant accounting estimates.

The Company is carefully assessing the potential impact of climate change and the energy transition on its business in terms of the risks to its markets and its physical assets and is adapting its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2021.

None of the accounting pronouncements applicable after December 31, 2021, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Three-month period ended March 31, 2022	Tubes	Other	Total
IFRS - Net Sales	2,203	164	2,367

Management view - operating income	410	5	415
Difference in cost of sales	62	8	70
Differences in selling, general and administrative expenses	(1)	-	(1)
IFRS - operating income	471	13	484
Financial income (expense), net			(1)
Income before equity in earnings of non-consolidated companies and income tax			483
Equity in earnings of non-consolidated companies			88
Income before income tax			571
Capital expenditures	67	-	67
Depreciation and amortization	137	6	143

Three-month period ended March 31, 2021	Tubes	Other	Total
IFRS - Net Sales	1,080	102	1,182

Management view - operating (loss) income	(45)	9	(36)
Difference in cost of sales	82	5	87
Differences in depreciation and amortization	1	(1)	-
IFRS - operating income	38	13	51
Financial income (expense), net			12
Income before equity in earnings of non-consolidated companies and income tax			63
Equity in earnings of non-consolidated companies			79
Income before income tax			142
Capital expenditures	32	13	45
Depreciation and amortization	139	5	144

In the three-month period ended March 31, 2022 and 2021, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $13.2 million and $4.6 million respectively.

There are no material differences between IFRS and management view in total revenues and by reportable segments.

The differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. For more information see note II.C “Segment Information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Geographical information

	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Three-month period ended March 31, 2022
Net sales	1,370,987	441,311	267,191	193,387	94,165	2,367,041
Capital expenditures	33,627	15,525	9,731	423	7,628	66,934
Depreciation and amortization	81,103	27,901	19,241	8,657	6,174	143,076

Three-month period ended March 31, 2021
Net sales	543,158	208,657	168,619	201,126	60,229	1,181,789
Capital expenditures	14,879	22,747	4,614	2,603	448	45,291
Depreciation and amortization	59,130	40,503	28,278	9,373	7,185	144,469

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Allocation of net sales to geographical information is based on the final destination of the products sold. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Mexico, Canada, Brazil, Italy and Saudi Arabia.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the three-month period ended March 31, 2022 and 2021, revenues related to governmental institutions represented approximately 21% and 26% respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Three-month period ended March 31,
Revenues Tubes	2022	2021
	(Unaudited)
Oil and Gas	1,847	874
Hydrocarbon Processing and Power Generation	165	81
Industrial and Other	191	125
Total	2,203	1,080

4	Cost of sales

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
Inventories at the beginning of the period	2,672,593	1,636,673
Plus: Charges of the period
Raw materials, energy, consumables and other	1,328,278	755,875
Services and fees	68,874	42,260
Labor cost	260,178	170,757
Depreciation of property, plant and equipment	108,344	108,725
Amortization of intangible assets	1,761	1,810
Depreciation of right-of-use assets	8,677	8,738
Maintenance expenses	55,338	32,054
Allowance for obsolescence	4,186	13,560
Taxes	10,988	8,175
Other	34,852	14,665
	1,881,476	1,156,619
Less: Inventories at the end of the period	(3,032,127)	(1,910,293)
	1,521,942	882,999

5	Selling, general and administrative expenses

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
Services and fees	32,480	24,704
Labor cost	126,020	97,224
Depreciation of property, plant and equipment	5,353	5,353
Amortization of intangible assets	15,041	15,919
Depreciation of right-of-use assets	3,900	3,924
Commissions, freight and other selling expenses	142,270	76,114
Provisions for contingencies	1,538	9,326
Allowances for doubtful accounts	(34)	(2,020)
Taxes	22,706	15,917
Other	15,648	8,565
	364,922	255,026

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

6	Financial results

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
Finance Income (*)	8,825	5,698
Finance Cost	(1,835)	(4,675)
Net foreign exchange transactions results (**)	17,152	12,592
Foreign exchange derivatives contracts results (***)	(25,207)	(1,614)
Other	(53)	(224)
Other Financial results	(8,108)	10,754
Net Financial results	(1,118)	11,777

(*) Finance Income:

The three-month period ended March 2022 and 2021 includes $3.3 and $1.1 million of interest related to instruments carried at FVPL, respectively.

(**) Net foreign exchange transactions results:

The three-month period ended March 2022 mainly includes the positive result from Brazilian real appreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian real, largely offset by a variation in currency translation adjustment reserve from Brazilian subsidiaries, together with the positive result from Argentinian peso depreciation against U.S. dollar on Argentine peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar.

The three-month period ended March 2021 mainly includes the positive result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.

(***) Foreign exchange derivatives contracts results:

The three-month period ended March 2022 includes mainly losses on derivatives covering net receivables in Brazilian real and Mexican peso, together with losses on derivatives covering net liabilities in Euro and Japanese yen.

The three-month period ended March 2021 includes mainly losses on derivatives covering net liabilities in Japanese yen and Euro partially offset by gains derivatives covering net receivables in Brazilian real and Mexican peso.

7	Dividend distribution

On February 16, 2022 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 3, 2022, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 24, 2021. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 25, 2022, with an ex-dividend date of May 23, 2022. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

On May 3, 2021, the Company’s Shareholders approved an annual dividend in the amount of $0.21 per share ($0.42 per ADS). The amount approved included the interim dividend previously paid in November 25, 2020 in the amount of $0.07 per share ($0.14 per ADS). The balance, amounting to $0.14 per share ($0.28 per ADS), was paid on May 26, 2021. In the aggregate, the interim dividend paid in November 2020 and the balance paid in May 2021 amounted to approximately $248 million.

8	Property, plant and equipment, net

	2022	2021
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	5,824,801	6,193,181
Currency translation adjustment	6,350	(32,459)
Additions	59,874	41,632
Disposals / Consumptions	(5,698)	(7,584)
Transfers / Reclassifications	129	392
Depreciation charge	(113,697)	(114,078)
At March 31,	5,771,759	6,081,084

See note 16 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary Saudi Steel Pipe Company (“SSPC”), in which Tenaris holds a 47.79%.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

9	Intangible assets, net

	2022	2021
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	1,372,176	1,429,056
Currency translation adjustment	3,064	(2,101)
Additions	7,060	3,659
Disposals / Consumptions	(34)	(732)
Transfers / Reclassifications	(129)	(392)
Amortization charge	(16,802)	(17,729)
At March 31,	1,365,335	1,411,761

10	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2022	2021
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	108,738	241,953
Currency translation adjustment	88	(522)
Additions	25,980	5,518
Disposals / Consumptions	(2,574)	(4,872)
Depreciation charge	(12,577)	(12,662)
At March 31,	119,655	229,415

Right-of-use assets, net by underlying category

	At March 31,	At December 31,
	2022	2021
	(Unaudited)
Land and Civil Buildings	20,890	25,020
Industrial Buildings, Plant and Production Equipment	87,152	195,280
Vehicles, furniture and fixtures	10,762	9,115
Others	851	-
	119,655	229,415

Depreciation of right-of-use assets was mainly included in Tubes segment.

Lease liabilities evolution

	2022	2021
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	117,285	257,343
Translation differences	(84)	(9,212)
Additions	25,980	5,518
Cancellations	(3,907)	(5,299)
Repayments of lease liabilities including interests	(16,211)	(16,625)
Interest accrued	813	873
At March 31,	123,876	232,598

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 28%, 38% and 34% of the total remaining payments, respectively.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

11	Cash and cash equivalents and other investments

	At March 31,	At December 31,
	2022	2021
Cash and cash equivalents	(Unaudited)
Cash at banks	144,470	167,455
Liquidity funds	157,336	105,697
Short – term investments	13,593	44,975
	315,399	318,127

Other investments - current
Bonds and other fixed income	169,255	158,107
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	184,849	239,742
	354,104	397,849
Other investments - non-current
Bonds and other fixed income	233,988	312,619
Others	7,306	7,635
	241,294	320,254

12	Derivative financial instruments

	At March 31,	At December 31,
	2022	2021
	(Unaudited)
Derivatives hedging borrowings and investments	6,662	2,472
Other derivatives	11,181	8,843
Contracts with positive fair values	17,843	11,315

Derivatives hedging borrowings and investments	-	147
Other derivatives	18,520	11,181
Contracts with negative fair values	18,520	11,328

13	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of March 31, 2022 and December 31, 2021.

	Carrying amount	Measurement Categories		At Fair Value
March 31, 2022		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	315,399	158,063	157,336	157,336	-	-
Other investments	354,104	184,849	169,255	169,255	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	184,849	184,849	-	-	-	-
Certificates of Deposits	69,416	69,416	-	-	-	-
Commercial Papers	20,108	20,108	-	-	-	-
Other notes	95,325	95,325	-	-	-	-
Bonds and other fixed income	169,255	-	169,255	169,255	-	-
Non - U.S. government securities	30,378	-	30,378	30,378	-	-
Corporates securities	138,877	-	138,877	138,877	-	-
Derivative financial instruments	17,843	-	17,843	-	17,843	-
Other Investments Non-current	241,294	-	241,294	233,988	-	7,306
Bonds and other fixed income	233,988	-	233,988	233,988	-	-
Other investments	7,306	-	7,306	-	-	7,306
Trade receivables	1,718,058	1,718,058	-	-	-	-
Receivables C and NC (*)	358,476	88,667	48,659	-	-	48,659
Other receivables	137,326	88,667	48,659	-	-	48,659
Other receivables (non-financial)	221,150	-	-	-	-	-
Total		2,149,637	634,387	560,579	17,843	55,965
Liabilities
Borrowings C and NC	348,026	348,026	-	-	-	-
Trade payables	1,006,132	1,006,132	-	-	-	-
Lease Liabilities C and NC	123,876	123,876	-	-	-	-
Derivative financial instruments	18,520	-	18,520	-	18,520	-
Total		1,478,034	18,520	-	18,520	-

(*) Includes balances related to non-current derivative financial instruments and interest in our Venezuelan companies, see note 19.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Carrying amount	Measurement Categories		At Fair Value
December 31, 2021		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	318,127	212,430	105,697	105,697	-	-
Other investments	397,849	239,742	158,107	158,107	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	239,742	239,742	-	-	-	-
Certificates of deposits	94,414	94,414	-	-	-	-
Commercial papers	30,062	30,062	-	-	-	-
Other notes	115,266	115,266	-	-	-	-
Bonds and other fixed income	158,107	-	158,107	158,107	-	-
Non - U.S. government securities	10,660	-	10,660	10,660	-	-
Corporates securities	147,447	-	147,447	147,447	-	-
Derivative financial instruments	11,315	-	11,315	-	11,315	-
Other Investments Non-current	320,254	-	320,254	312,619	-	7,635
Bonds and other fixed income	312,619	-	312,619	312,619	-	-
Other investments	7,635	-	7,635	-	-	7,635
Trade receivables	1,299,072	1,299,072	-	-	-	-
Receivables C and NC (*)	302,164	85,220	48,659	-	-	48,659
Other receivables	133,879	85,220	48,659	-	-	48,659
Other receivables (non-financial)	168,285	-	-	-	-	-
Total		1,836,464	644,032	576,423	11,315	56,294
Liabilities
Borrowings C and NC	330,933	330,933	-	-	-	-
Trade payables	845,256	845,256	-	-	-	-
Finance Lease Liabilities C and NC	117,285	117,285	-	-	-	-
Derivative financial instruments	11,328	-	11,328	-	11,328	-
Total		1,293,474	11,328	-	11,328	-

(*) Includes balances related to non-current derivative financial instruments and interest in our Venezuelan companies, see note 19.

There were no transfers between Levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company’s interest in Venezuelan companies, see note 19.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 98.8% of its carrying amount including interests accrued as of March 31, 2022 as compare with 99.6% as of December 31, 2021. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

14	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 13 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

	Three-month period ended March 31,
	2022	2021
	(Unaudited)
At the beginning of the period	1,383,774	957,352
Translation differences	30,861	(10,846)
Equity in earnings of non-consolidated companies	102,528	79,141
Impairment loss in non-consolidated companies (*)	(14,924)	-
Movement in equity reserves and others	(1,602)	(1,520)
At the end of the period	1,500,637	1,024,127

(*) Related to the joint venture with PAO Severstal (“Severstal”). For more information see note 20.

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

As of March 31, 2022, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $45.65 per ADS, giving Tenaris’s ownership stake a market value of approximately $1,048.6 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $1,313.3 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of March 31, 2022, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

b)	Usiminas

Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

As of March 31, 2022, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL13.04 ($2.75) and BRL13.97 ($2.95), respectively, giving Tenaris’s ownership stake a market value of approximately $104.3 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $130.3 million.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, with a power capacity of 900 MW. As of March 31, 2022, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively. As of March 31, 2022, the carrying value of Tenaris’s ownership stake in Techgen was approximately $32.6 million.

Techgen entered into certain transportation capacity agreements, equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of March 31, 2022, Tenaris’s exposure under these agreements amounted to $44.9 million, $0.9 million and $17.4 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of March 31, 2022, the aggregate outstanding principal amount under these subordinated loans was $264.2 million, of which $58.1 million correspond to Tenaris’s contribution.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tubos de Acero de México, S.A. (“Tamsa”), of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of March 31, 2022, amounted to $10.3 million.

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. As of March 31, 2022, the carrying value of Tenaris’s ownership stake in GPC was approximately $21.6 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of March 31, 2022, SSPC’s exposure under the guarantees amounted to $84 million.

15	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	CSN claims relating to the January 2012 acquisition of Usiminas

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪   Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL85.8 million (approximately $18.1 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL73.6 million (approximately $15.5 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪    Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato,” and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy has advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. The Company has also been advised that the defendants are scheduled to present their arguments before the court on May 17, 2022, that the court may issue its decision on May 24, 2022, and that the grounds for any such decision may not be immediately available. Any decision by the first-instance court may be appealed by either party before a higher court.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. The proceedings are underway. Neither the Company nor Confab is a party to the proceedings.

The Company continues to respond to requests from and otherwise cooperate with the appropriate authorities. The Company has engaged in discussions with the SEC and the DOJ towards a potential resolution of the investigation. There are no assurances that the discussions with the SEC or the DOJ will result in a final resolution of the investigation or, if a resolution is achieved, the timing, scope and terms of any such resolution. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from the resolution of these matters.

▪    Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case is now proceeding based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪    Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL57.9 million (approximately $12.2 million). At this stage, the Company cannot predict the outcome of this claim.

▪    U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT subsequently counterclaimed that certain Global Tubing products infringe patents held by TCT, Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. In order to prevail on the antitrust claim, Global Tubing must first demonstrate that TCT misled the patent office and that the deceptive acts constitute inequitable conduct. On March 26, 2021, a magistrate to the principal judge in the case found that Global Tubing had established a prima facie case that TCT had misled the patent office by failing to disclose a previous attempt to quench and temper coiled tubing. On August 25, 2021, the principal judge in the case affirmed the magistrate’s order and found possible evidence of intent to commit fraud on the patent office. Such determination is not final. TCT is considering several avenues to challenge this decision. TCT believes that it has meritorious defenses to this claim. Trial is expected to take place in November 2022. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

▪    Tax assessment from Italian tax authorities

The Company’s Italian subsidiary, Dalmine, received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014 mainly referred to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. As of March 31, 2022, the claim amounted to approximately EUR26.7 million (approximately $29.6 million), comprising EUR20.7 million (approximately $23 million) in principal and EUR6 million (approximately $6.6 million) in interest and penalties.

On June 14, 2021, Dalmine received the tax assessment related to fiscal year 2015 with respect to the same matters. The tax assessment confirms the preliminary determination included in the tax report issued by the tax authority in 2019. As of March 31, 2022 these additional claims amount to approximately EUR10.4 million (approximately $11.6 million), comprising EUR8 million (approximately $8.8 million) in principal and EUR2.4 million (approximately $2.8 million) in interest and penalties.

As of March 31, 2022 the aggregate amount claimed for fiscal years 2014 and 2015 is approximately EUR37.1 million (approximately $41.2 million) comprising EUR28.7 million (approximately $31.8 million) in principal and EUR8.4 million (approximately $9.4 million) in interest and penalties.

On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. The hearing on this appeal, originally scheduled on June 21, 2021, has been postponed to May 9, 2022. On December 13, 2021, Dalmine filed a first-instance appeal before the Milan tax court against the 2015 tax assessment. The hearing on this appeal has been called on May 9, 2022 and will be discussed together with the appeal against the 2014 tax assessment. Based on the advice of counsel, the Company believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪    U.S. Antidumping Duty and Countervailing Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were initiated on the basis of a petition by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union. On November 22, 2021, the International Trade Commission (“ITC”) made a preliminary determination of injury, allowing the investigations to proceed. The investigations are currently proceeding, with final determinations by DOC and the ITC likely to occur in the second half of 2022.

Tenaris, which imports OCTG from Argentina and Mexico to complement its significant and continuously growing production in the United States, believes that the petition, the DOC initiation and the preliminary determination of injury are unjustified and is vigorously challenging any claim that its imports are unfairly traded or are causing or threatening injury to the U.S. domestic OCTG industry.

At this time, the Company cannot predict the outcome of this matter or estimate the potential impact, if any, that the resolution of this matter may have on the Company’s business.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of March 31, 2022, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $39.6 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which occurred in April 2021, and will remain in force for a 3-year term. As of March 31, 2022, the estimated aggregate contract amount calculated at current prices, is approximately $133 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK will have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there shall be no minimum yearly purchase requirement for the OCTG product category for the year ending December 31, 2022, and there shall be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ending December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. For further information, see note 26 to the Company’s Consolidated Financial Statements for the year ended December 31, 2021. As of March 31, 2022, the Company’s commitment under the MDA for its remaining term totaled approximately $376 million.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	A subsidiary of the Company entered into a contract with the supplier Voestalpine Grobblech GmbH to which it committed to purchase carbon steel for a total amount of approximately $169.6 million to use for manufacturing pipes related to the NFXP-QatarGas project.

▪	Certain subsidiaries of the Company entered into agreements with various providers for the supply of materials and services related to the construction of a wind farm in Argentina for a total amount of approximately $115 million.

▪	Certain subsidiaries of the Company entered into a one-year contract, renewable for one additional year, with Ternium USA, Inc., under which they are committed to purchase on a monthly basis specified minimum volumes of steel coils. The contract is effective since March 2022, with deliveries beginning in July 2022 until June 2023. As of March 31, 2022, the aggregate commitment totaled approximately $27.5 million.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 14 (c), (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 14 (d); and (iii) issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies for approximately $3.2 billion as of March 31, 2022.

(iii)	Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of March 31, 2022, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

16	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

17	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened over time. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection.

▪	Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.

▪	Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is generally subject to Argentine Central Bank approval.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Access to the Argentine foreign exchange market to pay for imports of goods is subject to several restrictions. For example, advance payments or at sight cannot be made. Recently, the Argentine government has imposed additional limits to the amount of import payments that can be made by any single company per month or per year based on the lesser of its imports for 2020 plus 70% and its imports for 2021 plus 5%; companies that exceed such limits are required to obtain import financing of at least 180 days from the date of nationalization of the goods, except to the extent the goods qualify under a very limited number of exceptions, such as the import of capital goods and certain raw materials. Negotiations with the Argentine authorities to raise the foregoing limits and/or expand the list of exceptions to obtain access to foreign currency to pay for import of goods (including raw materials to manufacture goods in Argentina) are ongoing.

▪	Access to the Argentine foreign exchange market to pay debt service (principal and interest) for financial debts with related parties requires prior Argentine Central Bank approval, unless the loan proceeds are sold in the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020, and such debts carry an average life of no less than 2 years.

▪	Debts with foreign creditors larger than $2 million maturing on or before December 31, 2022, need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

▪	Access to the Argentine foreign exchange market to make dividend payments generally requires prior Argentine Central Bank approval.

When required, Argentine Central Bank approvals are rarely, if ever, granted.

Tenaris’s financial position in Argentine peso as of March 31, 2022, amounted to a net short exposure of approximately $94 million. As of March 31, 2022, the total net equity of Argentine subsidiaries represented approximately 9% of Tenaris’s total equity and the sales performed by Argentine subsidiaries during the three-month period ended on March 31, 2022, amounted approximately to 18% of Tenaris’s total sales. Assets and liabilities denominated in foreign currency as of March 31, 2022, have been valued at the prevailing official exchange rates.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

As the context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements, additional regulations that could be imposed by the Argentine government could further restrict our Argentine subsidiaries’ ability to access the official foreign exchange market.

18	Related party transactions

As of March 31, 2022:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

		Three-month period ended March 31,
		2022	2021
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	45,536	15,369
	Sales of goods to other related parties	32,114	8,940
	Sales of services to non-consolidated parties	1,058	1,000
	Sales of services to other related parties	19,308	2,339
		98,016	27,648
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	94,121	48,612
	Purchases of goods to other related parties	9,124	4,625
	Purchases of services to non-consolidated parties	2,228	1,724
	Purchases of services to other related parties	3,928	3,204
		109,401	58,165

		At March 31,	At December 31,
		2022	2021
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	80,052	66,896
	Receivables from other related parties	34,276	33,122
	Payables to non-consolidated parties	(46,600)	(45,092)
	Payables to other related parties	(1,457)	(2,125)
		66,271	52,801
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(1,828)	(1,936)
	Finance lease liabilities from other related parties	(580)	(624)
		(2,408)	(2,560)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 14 (c and d) and note 15 (ii). No other material guarantees were issued in favor of other related parties.

19	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim and granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $173 million (including $0.2 million of legal fees), payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of March 31, 2022, post-award interest calculated at the award rate amounted to approximately $124.8 million and, accordingly, the total amount owed by Venezuela under the award as of March 31, 2022, was $297.8 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On July 17, 2020, the court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate. As of March 31, 2022, post-judgment interest calculated at the U.S. judgment rate amounted to approximately $0.6 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of March 31, 2022, was $257 million.

Consolidated Condensed Interim Financial Statements For the three-month period ended March 31, 2022 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim and granted compensation in the amount of $137 million and ordered Venezuela to pay an additional amount of $76 million in pre-award interest and to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008, until the day of effective payment at a rate equivalent to LIBOR + 4% per annum. As of March 31, 2022, post-award interest calculated at the award rate amounted to approximately $71.4 million and, accordingly, the total amount owed by Venezuela under the award as of March 31, 2022, was $287.7 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On March 29, 2021, the court granted Tenaris’s and Talta’s request to recognize the Tavsa award and on August 24, 2021, the court entered judgment in favor of Tenaris and Talta and against Venezuela in the amount of $276.9 million, with post-judgment interest accruing from the date of judgment at the federal statutory post-judgment interest rate. On November 5, 2021, the court, in response to a motion by Tenaris and Talta, amended the judgment amount to $280.7 million, with post-judgment interest continuing to accrue from August 24, 2021, at the federal statutory post-judgment interest rate. As of March 31, 2022, post-judgment interest calculated at the U.S. judgment rate amounted to approximately $0.1 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of March 31, 2022, was $280.8 million.

Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

For further information on these cases, see note 34 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2021.

20            The Russia-Ukraine armed conflict and its impact on Tenaris’s operations

On February 24, 2022, Russia launched a military attack on Ukraine. In response, several jurisdictions, including the United States, the European Union and the United Kingdom imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian government retaliated by ordering several economic counter measures, including restrictions on residents transferring foreign currency abroad.

Tenaris is seeking alternative sources in response to the interruption in supplies from Ukraine and the impact of sanctions on supplies from Russia and may be faced with supply delays or forced to pay higher prices to secure the raw materials required for its steelmaking operations.

Tenaris’s sales to Russian customers were not material in the three-month period ended March 31, 2022. All sales to Russian customers and all purchases from Russian suppliers were made in compliance with applicable regulations. In addition, Tenaris is assessing the potential relocation or closure of its representative office in Moscow, which currently employs 10 people.

In light of the armed conflict involving Russia and Ukraine and the designation of Severstal’s controlling shareholder as person subject to EU and UK sanctions, in March 2022, Tenaris recorded an impairment in the amount of approximately $14.9 million in connection with its investment in a joint venture in Russia with Severstal.

Alicia Móndolo
Chief Financial Officer